# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Date of event which requires filing of this statement: 12/11/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-24-000548
Filed by CIK 0001541901
Persons authorized to receive notices and communications: Todd J. Kantor, Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York (NY), 10166, 646-351-8450

## Reporting persons
- Encompass Capital Advisors LLC (CIK 0001541901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 74,147,162; sole dispositive power 0; shared dispositive power 74,147,162; aggregate amount beneficially owned 74,147,162 (19.99% of the class)
  Comment: Includes (a) 34,968,169 shares of the Issuer's common stock, par value $0.01 per share ("Common Stock"), (b) 355,465 warrants, which are exercisable into shares of Common Stock, (c) 9,411,764 shares of Common Stock issuable upon conversion of the Issuer's Series B Convertible Non-Voting Preferred Stock (the "Series B Preferred Stock") and 29,411,764 shares of Common Stock issuable upon conversion of the Issuer's Series B-1 Convertible Non-Voting Preferred Stock (the "Series B-1 Preferred Stock", together with the Series B Preferred Stock, the "Preferred Stock"), which are subject to a beneficial ownership limitation of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock (the "19.99% Blocker").
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 61,209,267; sole dispositive power 0; shared dispositive power 61,209,267; aggregate amount beneficially owned 61,209,267 (19.99% of the class)
  Comment: Includes (a) 27,544,025 shares of Common Stock, (b) 351,931 warrants, which are exercisable into shares of Common Stock, and (c) 8,007,476 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and 25,305,835 shares of Common Stock issuable upon conversion the Series B-1 Preferred Stock, which are subject to the 19.99% Blocker.
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.
- Kantor Todd J. (CIK 0002021082): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 74,147,162; sole dispositive power 0; shared dispositive power 74,147,162; aggregate amount beneficially owned 74,147,162 (19.99% of the class)
  Comment: Includes (a) 34,968,169 shares of Common Stock, (b) 355,465 warrants, which are exercisable into shares of Common Stock, (c) 9,411,764 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and 29,411,764 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock, which are subject to the 19.99% Blocker. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 11, 2025, Santander Capital Markets LLC ("Santander"), J.P. Morgan Securities LLC ("J.P. Morgan") and Mr. Kantor (the "Lock-Up Party") entered into a Lock-Up Agreement (the "Lock-Up Agreement") in connection with the Issuer's underwritten public offerings of its convertible senior notes due 2030 and its Common Stock as described in the Issuer's prospectus supplements dated December 11, 2025 (the "Prospectus Supplements"). The Lock-Up Party has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Santander and J.P. Morgan for a period of 30 days after the date of the Prospectus Supplements. Notwithstanding the foregoing, the Lock-Up Party is not subject to the restrictions described above and contained in the lock-up agreements between Santander and J.P. Morgan subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to any trust for the direct or indirect benefit of the Lock-Up Party or the immediate family of the Lock-Up Party, or if the Lock-Up Party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust ("immediate family" shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), (iv) to a partnership, limited liability company or other entity of which the Lock-Up Party and/or its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement; (vii) (A) to the Issuer from an employee upon death, disability or termination of employment of such employee or (B) to the Issuer pursuant to the provisions of any of its policies with respect to the recoupment of incentive-based compensation, (viii) as part of a sale of lock-up securities acquired in the offerings described in the Prospectus Supplements or in open market transactions after the completion of the offerings described in the Prospectus Supplements or (ix) (A) to the Issuer or (B) in broker-assisted market transactions in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of Common Stock (including, in transfers to the Issuer, "net" or "cashless" exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock awards, restricted stock units, options, warrants or rights, provided that any such shares of Common Stock received and, in the case of transfers contemplated in clause (B), retained upon such exercise, vesting or settlement shall be subject to the terms of the Prospectus Supplements; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in the Prospectus Supplements, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of Common Stock or warrants to acquire shares of Common Stock, provided that any Common Stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by the Lock-Up Party of one or more trading plans after the date of the final Prospectus Supplements under Rule 10b5-1 under the Exchange Act for the transfer or disposition of shares of lock-up securities, provided that (1) such plan does not provide for the transfer or disposition of lock-up securities during the restricted period and (2) any public announcement or filing under the Exchange Act made by any person regarding the establishment of such plan during the restricted period shall include a statement that the lock-up part is not permitted to transfer, sell or otherwise dispose of securities under such plan during the restricted period in contravention of the Lock-Up Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed with the SEC on December 15, 2025).

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (12/15/2025)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (12/15/2025)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (12/15/2025)